DEEP GREEN WASTE & RECYCLING, INC.

260 Edwards Plz, #21266

Saint Simons Island, GA 31522

(833) 304-7336

July 31, 2023

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	Deep Green Waste & Recycling, Inc.
Registration Statement on Form S-1
Filed July 13, 2023
File No. 333-273222

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 26, 2023 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted July 13, 2023 (File No. 333-273222) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1 filed July 13, 2023

Security Ownership of Certain Beneficial Owners and Management and Related Stockholders, page 42

1.	Please update the information in this section as of the most recent practicable date and ensure your disclosure reflects beneficial ownership prior to the resale offering contemplated in this registration statement. In that regard, we note your disclosure of beneficial ownership and percentage of common stock owned before offering in your selling shareholder table.

Response: In response to the Staff’s comments, the Company has updated its beneficial ownership table as well as the selling shareholder table.

Bill Edmonds

Deep Green Waste & Recycling, Inc.

July 31, 2023

General

2.	We note that your common stock is quoted on the OTC Pink Market and that the selling shareholders may offer, sell or distribute all or a portion of the shares of common stock at prevailing market prices or at negotiated prices. Please note that the OTC Pink Market is not an established public trading market into which a selling shareholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosures throughout to disclose that the selling shareholders may offer, sell or distribute their shares of common stock at a fixed price until our shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices.

3.	Please revise to provide, in a separate section, all of the information required by the applicable provisions of Item 404 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has included information required by the applicable provisions of Item 404 of Regulation S-K on page 41.

4.	Please revise your signature page to comply with the requirements of Form S-1 and the instructions thereto.

Response: In response to the Staff’s comments, the Company has revised its signature page to comply with the requirements of Form S-1 and the instructions.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (833) 304-7336.

Securities and Exchange Commission

July 31, 2023

Sincerely,

/s/ Bill Edmonds
Bill Edmonds
Chief Executive Officer

Cc: Law Offices of Gary L. Blum, care of Gary L. Blum, Esquire